===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                ----------------
                               DUNDEE CORPORATION
                       (Name of Subject Company (issuer))
                               DUNDEE CORPORATION
                       (Name of Filing Person (offeror))

                       Class A Subordinate Voting Shares
                                  No Par Value
                         (Title of Class of Securities)

                                   264901109
                     (CUSIP Number of Class of Securities)

                Ned Goodman, President & Chief Executive Officer
                               Dundee Corporation
                            Scotia Plaza, Suite 5500
                              40 King Street West
                        Toronto, Ontario, Canada M5H 4A9
                                 (416) 365-5565
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------
                                    COPY TO:
                                 Alan H. Paley
                              Debevoise & Plimpton
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000
                                ----------------

                           Calculation of Filing Fee


===============================================================================
      Transaction Value                                 Amount of Filing Fee
-------------------------------------------------------------------------------
       Not Applicable                                   Not Applicable (a)
===============================================================================

(a) Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Date Filed:  Not applicable

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

===============================================================================

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Press release, dated December 12, 2005, announcing the tender offer.

[Dundee Corporation Logo]


                    DUNDEE CORPORATION ANNOUNCES INTENTION TO
                   PURCHASE UP TO 2.5 MILLION OR 10.46% OF ITS
                        CLASS A SUBORDINATE VOTING SHARES

     TORONTO, ON, December 12, 2005 - Dundee Corporation (TSX: DBC.SV.A), today announced that its Board of Directors has authorized a cash offer to purchase up to 2.5 million of the Corporation's class A subordinate voting shares through a substantial issuer bid in Canada, the United States, and other permitted jurisdictions. The offer, which represents up to 10.46% of the Corporation's
23.9 million outstanding class A subordinate voting shares, will be made at a purchase price of not less than Cdn$25.50 and not more than Cdn$29.50 per share. (The closing price of the shares on the TSX on December 12, 2005 was Cdn$29.00.) The offer is subject to various conditions, including that a minimum number of
2.0 million subordinate voting shares be deposited. The issuer bid will be for a maximum aggregate purchase price of Cdn$73.75 million, to be financed through Dundee's internal cash resources.

     The substantial issuer bid tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell all or a portion of the shares they own to the Corporation. Upon expiration of the offer, the Corporation will select the lowest purchase price that will allow it to buy up to 2.5 million shares. If more than the maximum number of shares to be purchased are tendered, purchases will be made on a pro rata basis from shareholders tendering at or below the purchase price, provided that "odd-lot" holdings of less than 100 shares will be purchased in full. All shares purchased by the Corporation will be purchased at the same price. However, the Corporation will not buy any shares above the determined purchase price.

     An issuer bid circular containing the full details of the offer and procedures for tendering shares will be mailed to shareholders on or about December 15, 2005. The offer will expire at 5:00 p.m. Toronto time on January 20, 2006, unless extended by the Corporation. Dundee has retained Dundee Securities Corporation to act as Dealer Manager in Canada in connection with the offer and D.F. King & Co. Inc. as U.S. Information Agent.

     Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 64% owned subsidiary, Dundee Wealth Management Inc., a company with $46 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in both Canada and the U.S. Real estate activities also include an approximate 33% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.


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FOR FURTHER INFORMATION PLEASE CONTACT:

         Dundee Corporation
         Ned Goodman
         President & Chief Executive Officer
         (416) 365-5665

         or

         Dundee Corporation
         Joanne Ferstman
         Executive Vice President and
         Chief Financial Officer
         (416) 365-5010

THE FOREGOING ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF DUNDEE CORPORATION'S CLASS A SUBORDINATE VOTING SHARES. THE SOLICITATION OF OFFERS TO SELL SUCH SHARES WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT DUNDEE CORPORATION WILL BE DISTRIBUTING TO ITS SHAREHOLDERS. SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS MAY ALSO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE ON THE SEC'S WEBSITE AT WWW.SEC.GOV, ON THE SEDAR WEBSITE AT WWW.SEDAR.COM, FROM THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., BY CALLING 1-800-564-6253 OR BY EMAILING CORPORATEACTIONS@COMPUTERSHARE.COM, OR FROM THE U.S. INFORMATION AGENT, BY CALLING 1-888-628-9011.